December 19, 2006

Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington D.C.  20549-6010

ATTN:   Brian Cascio
                Accounting Branch Chief

RE:                              Comment Letter dated December 14, 2006 regarding American Science and Engineering, Inc.  Form 10-K for the year ended March 31, 2006 filed June 9, 2006 File No. 001-06549

Dear Mr. Cascio,

Please find below our responses to comments presented in your letter referenced above.  Please feel free to contact William Grieco, General Counsel, or me, at 978-262-8700 with any questions.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

2006 Compared to 2005, page 20

1.              We see that your net product sales and contract revenues increased 86% in fiscal 2006 compared to fiscal 2005.  Additionally, we see that net product sales decreased 50% in the six months ended September 30, 2005 compared to the same prior year period.  It appears that the fluctuations in revenues are heavily driven by sales of your Z Backscatter Systems.  In your response and in future filings, please discuss the nature of Z Backscatter Systems that result in variability in revenue.  Additionally, in future filings, please disclose how changes in volume or per unit price of the Z Backscatter Systems impacted your revenues.  We note that you disclose the number of Systems sold in fiscal 2005, but do not provide similar information for fiscal 2006 or 2007.

Response: Z Backscatter Systems were introduced by the Company in late fiscal 2004.  It represented a lower-cost, extremely maneuverable x-ray screening system built into a commercially available delivery van. The ZBV allowed for immediate deployment in response to security threats, and its high throughput capability facilitates rapid inspections. This product had immediate response from the US Department of Defense (DOD) for deployment overseas.  A number of the orders from the DOD were for multiple units and required immediate fulfillment.  As such, the revenues for the product fluctuated considerably based on the order to shipment cycles.  The Company included volume disclosures in the two periods post product introduction but has removed this disclosure for competitive reasons.   Historically the revenue fluctuations have been primarily volume driven.  In future filings, we will expand our disclosure to clarify whether volume or price changes are impacting our revenue volumes.

Critical Accounting Policies, page 25

Warrant Liability, page 26

2.              We note from page 40 that your volatility for determining the value of the warrant liability decreased from 73% at March 31, 2005 to 49% at March 31, 2006.  Additionally, we see that volatility was 65% at September 30, 2006.  Please revise future filings to discuss the reasons for significant changes in assumptions used to value warrants or other stock based compensation.

Response:  Noted.  Future filings will include expanded disclosure of reasons for significant changes in assumptions.

Consolidated Financial Statements

Note 2. Lease Agreements, page 45

3.              Regarding your accounting for the renovations to your Billerica facility, please tell us and revise future filings to disclose why the lease did not qualify for sale-leaseback treatment once the construction project was complete.

Response:  In analyzing whether the renovations to the Billerica facility qualified for sale leaseback treatment, the Company reviewed the guidelines set forth in SFAS 98: “Accounting for Leases” and EITF 97-10, “The Effect of Lessee Involvement in Asset Construction”.  Under paragraph 8 of SFAS 98,  “A normal leaseback is a lessee-lessor relationship that involves the active use of the property by the seller-lessee in consideration for payment of rent, including contingent rentals that are based on the future operations of the seller-lessee, and excludes other continuing involvement provisions or conditions described in paragraphs 11-13 of this Statement. “  In this instance, the leaseback includes the active use of the property by the Company in exchange for the payment of rent.  In assessing the criteria excluding continuing involvement provisions, paragraphs 11-13 of this Statement were considered.  The Company did not meet any of the criteria of paragraphs 11-13 with the exception of paragraph 12b which states “The seller-lessee provides nonrecourse financing to the buyer-lessor for any portion of the sales proceeds or provides recourse financing in which the only recourse is to the leased asset”.  As part of the lease agreement, the landlord supplied a certain amount of funding for the leasehold improvements and the Company was responsible for the balance of the improvement cost as well as any cost overruns.  These payments were considered to be non-recourse funding and therefore precluded the sale-leaseback transaction accounting.   Future filings will include expanded disclosure of the reasons why the lease did not qualify for sale-leaseback treatment.

Note 8. Sales of Assets, page 52

4.              Tell us why you should not account for the sale of your High Energy Systems Division as discontinued operations.  Refer to paragraphs 41-44 of SFAS 144.

Response:  The Company, in determining the accounting treatment for the sale of the High Energy Systems division, considered the criteria outlined in SFAS 144.  In addressing paragraphs 41-44, the following is noted:

41. For purposes of this Statement, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment (as those terms are defined in paragraph 10 of Statement 131), a reporting unit (as that term is defined in Statement 142), a subsidiary, or an asset group (as that term is defined in paragraph 4).    This sale included the sale of certain fixed assets and inventory of the HES division, the assignment of selected contracts and the hiring of selected employees from the HES division.  As such, the sale did not comprise operations that were clearly distinguished operationally or for financial reporting purposes from the rest of the entity. The assets and contracts sold did not comprise a reportable segment or an operating segment, a reporting unit, a subsidiary or an asset group as defined in the referenced statements.

42. The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. Under the terms of the sale agreement, the Company exited the business of selling linear accelerators for medical applications but reserved the right to sell and manufacture linear accelerators for security and non-destructive testing applications and it retained the ongoing contracts for the security applications of the linac as well as the non-destructive testing.  In addition, the Company was to have limited continuing involvement in the operations after the disposal transaction consisting of a period of transitional support by certain Company employees.

Paragraphs 43 and 44 of SFAS 144 relate to the disclosure requirements for sales qualifying as discontinued operations.  Based upon the analysis of paragraphs 41 and 42, these disclosure requirements did not apply to this transaction.

The Company acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosures in its filings.

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information, please let us know.

Best Regards,

/s/ Kenneth J. Galaznik

Kenneth J. Galaznik
Chief Financial Officer and Treasurer

cc:         Leanne Imparato
William Grieco, Esq.
David Walek, Esq.